IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ASSAY RESULTS EXTEND GOSSELIN ZONE AT CÔTÉ GOLD PROJECT

Toronto, Ontario, January 27, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce additional assay results from its delineation diamond drilling program at the Gosselin zone discovery, centered approximately 1.5 kilometres northeast of the Côté Gold construction project ("Côté Gold") in Ontario, Canada. The Gosselin delineation drilling program is being undertaken as part of the Côté Gold 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). Côté Gold is currently under construction with commercial production anticipated in the second half of 2023 (*refer to Company news releases dated October 18, 2021 and January 12, 2022*).

Highlights include:

- **355.5 meters ("m") at 0.78 grams per tonne gold ("g/t Au")** in drill hole GOS21-94 from 128.5 m including
  - 96.6 m at 1.50 g/t Au from 383.4 m;
- **256.0 m at 2.05 g/t Au** in drill hole GOS21-98 from 156.0 m including
  - 1.0 m at 101.0 g/t Au from 284.0 m; and
  - 1.0 m at 197.0 g/t Au from 321.0 m;
- **357.5 m at 0.55 g/t Au** in drill hole GOS21-101 from 65.5 m including
  - 48.5 m at 1.03 g/t Au from 65.5 m, and
  - 111.0 m at 0.86 g/t Au from 312.0 m;
- **173.0 m at 0.70 g/t Au** in drill hole GOS21-95 from 228.0 m including
  - 102.0 m at 0.95 g/t Au from 273.0 m;
- **87.9 m at 1.30 g/t Au** in drill hole GOS21-102 from 335.1 m, including
  - 1.0 m at 60.20 g/t from 383.5 m.

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "Our confidence in the Gosselin resource continues to build and these latest results compare well with predicted grades from the resource block model and in some cases have extended the mineralization outside of the resource boundaries of the mineralization model. Our planned drilling program in 2022 will target areas with potential for resource expansion."

IAMGOLD is reporting assay results from an additional ten (10) diamond drill holes totaling 4,149 metres completed between July and October, 2021, for which results were received after the closure of the database used to support the Gosselin deposit mineral resources estimate disclosed on October 18, 2021. The assay results reported are provided in Table 1 below (refer to plan map for drill hole locations outlined in Figure 1).

On September 21, 2021, IAMGOLD reported assay results for thirty one (31) diamond drill holes totaling 11,735 metres completed in 2021. These results of the in-fill drilling program were incorporated into the initial mineral resource estimate for the Gosselin deposit announced on October 18, 2021 (*refer to Company news release dated October 18, 2021*) which estimated 3.35 million ounces in indicated resources and a further 1.71 million ounces in inferred resources (on a 100% basis using a US$1,500 per ounce gold price).

Next Steps

The resource estimation process has identified a number of areas with potential for resource expansion at depth, along strike and in areas where drill hole spacing remains too wide to classify mineral resources at this time. The Gosselin deposit has only been drilled to about half the depth of the Côté Gold deposit and remains open at depth

where a number of drill holes ended in mineralization. In addition, an overlap area between the Gosselin deposit and the adjacent Côté Gold resource pit shells could potentially provide an opportunity for optimization of a combined pit shell selection, which may unlock mineral resources in the overlap area. A winter diamond drilling program is planned to begin testing these expansion target areas and preparation of land and lake-ice based platforms are presently in progress.

Additional technical studies are planned which will include: a sampling program to advance future metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades; mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold life-of-mine plans; and commencing the collection of additional baseline data to support future permitting requirements.



Figure 1 – Gosselin drill hole surface plan and 2021 assay highlights

About the Gosselin Deposit

The Gosselin zone discovery is located immediately adjacent to the northeast of the Côté Gold deposit and is accessible by construction roads on the developing mine property. Diamond drilling to date has delineated wide intervals of low-grade gold mineralization hosted in altered and brecciated intrusive lithologies similar to that observed at the adjacent Côté Gold deposit, extending from the Young-Shannon historical shaft in the west to the Gosselin zone in the east. Drilling to date has outlined mineralization over a strike length of 1,400 metres, width of 400 metres and a depth extent of 425 metres. The deposit outcrops below the shallow Three Ducks Lake, and remains open at depth, to the northwest, and along strike to the northeast and southwest.

A significant milestone was reached on October 18, 2021 with the announcement of an initial mineral resources estimation of the Gosselin deposit, comprising 3.35 million ounces in an indicated category and a further 1.71 million ounces in an inferred category at overall grade similar to the Côté Gold deposit (*refer to Company news release dated October 18, 2021*). The mineral resources estimate for the Gosselin zone incorporates assay results from 163 diamond drill holes totaling 54,775 metres, including 95 drill holes holes totaling 38,398 metres completed by IAMGOLD as part of its delineation drilling program. The addition of the Gosselin deposit to the total mineral resources inventory in the Côté District represents a 33% increase in ounces in the measured and indicated resources categories and a 45% increase in ounces in the inferred resources category.

Table 1 Gosselin Project Drilling Results - 2021 Drilling program										
Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2) (3)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
GOS21-94	430949	5267907	383	125	-63	487.00	128.50	484.00	355.50	0.78
Including (3)							*383.40*	*480.00*	*96.60*	*1.50*
Including (3)							*396.00*	*397.30*	*1.30*	*10.40*
GOS21-95	431082	5268007	385	148	-50	424.61	228.00	401.00	173.00	0.70
Including (3)							*273.00*	*375.00*	*102.00*	*0.95*
GOS21-96*	431027	5267713	381	325	-65	435.00	195.00	407.00	212.00	0.60
Including (3)							*215.00*	*354.00*	*139.00*	*0.77*
GOS21-97*	431013	5267766	381	333	-65	121.50	59.50	90.50	31.00	0.48
GOS21-98*	431032	5267812	381	330	-65	417.00	156.00	412.00	256.00	2.05
Including (3)							*196.00*	*197.00*	*1.00*	*11.10*
Including (3)							*222.00*	*223.00*	*1.00*	*17.20*
Including (3)							*284.00*	*285.00*	*1.00*	*101.00*
Including (3)							*321.00*	*322.00*	*1.00*	*197.00*
GOS21-99	430888	5267553	382	333	-50	438.00	356.00	437.00	81.00	0.66
Including (3)							*418.10*	*419.00*	*0.90*	*14.90*
GOS21-100*	431270	5267877	382	330	-63	421.50	No significant values			
GOS21-101*	431320	5267857	381	195	-60	423.00	65.50	423.00	357.50	0.55
Including (3)							*65.50*	*114.00*	*48.50*	*1.03*
Including (3)							*312.00*	*423.00*	*111.00*	*0.86*
GOS21-102	430784	5267356	395	330	-60	426.00	335.05	422.90	87.90	1.30
Including (3)							*383.50*	*384.50*	*1.00*	*60.20*
GOS21-103*	431495	5267766	381	330	-65	555.00	156.00	228.00	72.00	0.91
Including (3)							*186.00*	*187.00*	*1.00*	*10.50*
							352.00	555.00	203.00	0.55
Including (3)							*467.00*	*496.00*	*29.00*	*1.43*

Notes:
1. Actual core widths are estimated to be approximately 60 to 95% of the core interval.
2. Drill hole intercepts are calculated with a lower cut of 0.30 g/t Au.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

* BTW drill core. Core diameter is 42.0 mm

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Al Smith, P. Geo, District Manager – Exploration for IAMGOLD in the Ontario Côte Gold District is the Qualified Person ("QP") for the purposes of NI 43-101 and is responsible for the supervision of the preparation, verification and review of the technical information in this news release.

The QP responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte Gold District. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD. Mr. MacDougall is a QP as defined by NI 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber backs onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited (ACTLABS - located in Timmins, Ontario) was utilized for assay analyses, performing crushing, pulverizing, and fire assay in Timmins, Ontario. Activation Laboratories completed the following laboratory procedure: samples are coarse crushed to 90% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 95% passing 105μm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish.

For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis.

IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at ACTLABS.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1   Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, the failure to accurately estimate mineral resources or mineral reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.